SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of March, 2006

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Conversion of Securities



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.


Exhibit 2


Tomkins plc
2 March 2006

Conversion of 7,800,000 Convertible Cumulative Preference Shares into 76,205,998 Ordinary Shares

Tomkins plc ("Tomkins") announces that it has received conversion notices in respect of an aggregate of 7,800,000 convertible cumulative preference shares of US$50 each ("Perpetual Convertible Shares") held by B-C Management LLC as nominee for Bear Creek Inc. ("Bear Creek"), a corporate trustee administering certain Gates family trusts, and The Gates Family Foundation ("Gates") who together control approximately 99.15% of Tomkins' Perpetual Convertible Shares. After conversion, 2,656,912 Perpetual Convertible Shares will remain outstanding, representing 25,958,030 Tomkins ordinary shares of 5p each.

The Perpetual Convertible Shares will be converted into 76,205,998 fully paid Tomkins ordinary shares (the "Converted Shares") on 9 March 2006. Based on the issued share capital at 2 March 2006, following the conversion, the number of issued ordinary shares of Tomkins will be increased from 777,431,246 to 853,637,244. Tomkins has been advised that the Converted Shares have been placed on behalf of Bear Creek and Gates amongst institutional investors.

Application will be made for the Converted Shares to be admitted to listing on the UK Official List and to trading on the London Stock Exchange. It is expected that admission will take place on 9 March 2006.


Enquiries to:

Tomkins plc

Investors:                                         Media:

Graham Orr/ Nina Delangle/ Gareth Harries          Rollo Head/ Robin Walker

Tomkins Corporate Communications                   Finsbury

Tel +44 (0) 20 8871 4544                           Tel +44 (0) 20 7251 3801

ir@tomkins.co.uk                                   Rollo.Head@finsbury.com



The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.





                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  02 March, 2006

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary